Exhibit 99.87

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1- Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the Issuer of the securities.

Common shares (“Common Shares”) of Bitfarms Ltd. (the “Issuer”), head office located at 18 King Street East, Suite 902, Toronto, Ontario M5C 1C4.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

See item 2.2 below.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Mathieu Vachon (the “Acquiror”)

185 Rue Chicoine

Vaudreuil-dorion, Québec J7V 1Y7

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

When the Issuer became a reporting issuer on June 13, 2019 (upon being Issued a receipt for its final prospectus dated June 12, 2019), the Acquiror had control and direction (in his capacity as an individual and by way of 9264-2644 Quebec Inc., a corporation of which he owns 100% of the outstanding securities) 4,450 and 8,367,245 Common Shares respectively, representing approximately 14.7 % of the then-outstanding Common Shares.

The Issuer’s issued capital increased from approximately 57,045,875 common shares on June 13, 2019 to approximately 112,721,792 Common Shares as of the date of this report, as a result of which the Acquiror’s security holding percentage interest in the Issuer has decreased as a result of dilution. Mr. Vachon currently holds 8,434,403 Common Shares which represents less than 10% of the outstanding Common Shares.

Mr. Vachon has sold an aggregate of 67,500 Common Shares and purchased an aggregate of 130,208 Common Shares (for a net increase of 62,708 Common Shares), as set forth in the table below.

Date	Number of Common Shares Sold	Number of Common Shares Purchased	Market	Price per Common Share	Total Consideration
2019-07-15	-	130,208	Private Sale	$0.0008	$104.1664
2019-09-24	10,000	-	TSX Venture Exchange (“TSXV”)	$0.9525	$9,525.00
2019-09-27	7,500	-	TSXV	$0.9000	$6,750.00
2020-12-14	50,000	-	TSXV	$0.7200	$36,000.00

2.3	State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change In the acquiror’s securityholding percentage in the class of securities.

See item 2.2 above.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See item 2.2 above.

3.3	If the transaction Involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage In the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See item 2.2 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage In the class of securities referred to In Item 3.4 over which (a) the acquiror, either alone or together with any Joint actors, has ownership and control, (b) the acquiror, either alone or together with any Joint actors, has ownership but control Is held by persons or companies other than the acquiror or any joint actor, and (c) the acquiror, either alone or together with any Joint actors, has exclusive or shared control but does not have ownership.

See item 2.2 above.

3.6	If the acquiror or any of Its Joint actors has an Interest In, or right or obligation associated with, a related financial Instrument Involving a security of the class of securities In respect of which disclosure Is required under this Item, describe the material terms of the related financial Instrument and Its Impact on the acquiror’s securityholdings.

See item 2.2 above.

3.7	If the acquiror or any of its joint actors Is a party to a securities lending arrangement Involving a security of the class of securities In respect of which disclosure Is required under this Item, describe the material terms of the arrangement Including the duration of the arrangement, the number or principal amount of securities Involved and any right to recall the securities or Identical securities that have been transferred or lent under the arrangement. State If the securities lending arrangement Is subject to the exception provided In section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of Its joint actors Is a party to an agreement, arrangement or understanding that has the effect of altering, directly or Indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, In Canadian dollars, of any consideration paid or received per security and in total.

See item 2.2 above.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, Including an Issuance from treasury, disclose the nature and value, In Canadian dollars, of the consideration paid or received by the acquiror.

See item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting Issuer. Describe any plans or future Intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting Issuer, or the disposition of securities of the reporting Issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting Issuer or any of Its subsidiaries; a sale or transfer of a material amount of the assets of the

(c)	reporting Issuer or any of Its subsidiaries;

(d)	a change In the board of directors or management of the reporting Issuer, Including any plans or Intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change In the present capitalization or dividend policy of the reporting Issuer;

(f)	a material change In the reporting Issuer’s business or corporate structure:

(g)	a change In the reporting Issuer’s charter, bylaws or similar Instruments or another action which might Impede the acquisition of control of the reporting Issuer by any person or company;

(h)	a class of securities of the reporting Issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the Issuer ceasing to be a reporting Issuer In any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Acquiror holds his securities of the Issuer for investment purposes. Depending upon the circumstances, the Acquiror may, from time to time, acquire additional securities of the Issuer or sell all or a portion of the securities of the Issuer previously acquired.

Item 6 - Agreements, Arrangements, Commitments or Understandings with Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a Joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, Joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such Information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or Investment power over such securities, except that disclosure of standard default and similar provisions contained In loan agreements need not be Included.

The Acquiror is party to an escrow agreement dated June 12, 2019 (the “Escrow Agreement”), under which his Common Shares are held in escrow by TSX Trust Company and will be released as per the following schedule:

Date	Number of Common Shares to be Released
July 16, 2021	1,276,313
January 16, 2022	1,276,313
July 16, 2022	3,403,505

The Escrow Agreement does not limit the Acquiror’s ability to exercise the voting rights attached to his Common Shares held in escrow.

A copy of the Escrow Agreement is available on SEDAR.

Item 7 - Change In material fact

If applicable, describe any change in a material fact set out In a previous report flied by the acquiror under the early warning requirements or Part 4 In respect of the reporting Issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements In securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Certificate

I, as the Acquiror, certify, or I, as the agent filing the report on behalf of an Acquiror, certify to the best of my knowledge, information and belief, that the statements made In this report are true and complete In every respect.

Dated this 25th day of January, 2021.

(signed) “Mathieu Vachon”
MATHIEU VACHON

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